United Maritime Corporation
154 Vouliagmenis Avenue
166 74 Glyfada
Greece

July 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	United Maritime Corporation
Registration Statement on Form F-3
Originally filed on July 3, 2023
File No. 333-273116

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-3, that was originally filed with the U.S. Securities and Exchange Commission on July 3, 2023, be accelerated so that it will be made effective at 4:00 p.m. Eastern Time on July 14, 2023, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Will Vogel at (212) 922-2280 or Todd Johnson at (212) 922-2258 of Watson Farley & Williams LLP, counsel to the undersigned registrant.

Yours truly,

UNITED MARITIME CORPORATION

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer